

October 10, 2012

Via E-mail
Mr. Mark J. Grescovich
President and Chief Executive Officer
Banner Corporation
10 South First Avenue
Walla Walla, Washington 99362

    Re: **Banner Corporation**
        Form 10-K for the Fiscal Year Ended December 31, 2011
        Filed March 13, 2012
        File No. 000-26584

Dear Mr. Grescovich:

We completed our review of your filing on July 2, 2012. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

`

/s/ Todd K. Schiffman

Todd K. Schiffman
Assistant Director